SEC

19007610

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MAR 01 2019

Washington DC 416

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER: 8-30466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sigma Financial Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Parkland Plaza
(No. and Street)

Ann Arbor	MI	48103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brandon Rydell — 734-663-1611 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Dr Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Brandon Rydell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sigma Financial Corporation, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

KAREN L CARROLL
Notary Public - State of Michigan
County of Livingston
My Commission Expires Jan 4, 2025
Acting in the County of Washtenaw

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sigma Financial Corporation
Index
December 31, 2018

Page(s)

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Sigma Financial Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sigma Financial Corporation (the Company) as of December 31, 2018, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2017.

Chicago, Illinois
February 28, 2019

Sigma Financial Corporation
Statement of Financial Condition
December 31, 2018

Assets	
Cash and cash equivalents	$9,239,909
Restricted cash and restricted cash equivalents	85,077
Commissions receivable	3,251,455
Receivable from clearing broker	275,945
Interest receivable	70,658
Receivable from representatives	136,636
Other receivables	553,303
Receivable from affiliates	95,100
Fixed assets, net of accumulated depreciation	14,337
Other assets	2,637,843
Total assets	$16,360,263
Liabilities and Stockholder's Equity	
Commissions payable	$3,293,624
Management fees payable	190,110
Accounts payable and other liabilities	945,849
Total liabilities	4,429,583
Stockholder's equity	
Common stock class A and B, $1 par value, 50,000 aggregate shares authorized 49,000 aggregate shares issued and outstanding	49,000
Additional paid-in capital	7,550,000
Retained earnings	4,331,680
Total stockholder's equity	11,930,680
Total liabilities and stockholder's equity	$16,360,263

The accompanying notes are an integral part of these financial statements

Sigma Financial Corporation
Statement of Income
Year Ended December 31, 2018

Revenues	
Commissions	$67,110,687
Representative fees	2,978,156
Interest	633,955
Account fees and other charges	431,313
Sponsorship revenues	338,751
Other revenues	1,703,943
Total revenues	73,196,805
Expenses	
Commission expense	58,451,879
Management fee expenses	5,901,508
Insurance	1,674,509
Litigation and legal fees	823,828
Regulatory and licensing fees	309,289
Clearing and brokerage	915,046
Computer support and software	856,295
Other expenses	1,607,583
Total expenses	70,539,937
Net income	$ 2,656,868

The accompanying notes are an integral part of these financial statements

Sigma Financial Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2018

	Common Stock Class A		Common Stock Class B		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount			
Balances, January 1, 2018	10	$10	48,990	$48,990	$7,550,000	$2,556,478	$10,155,478
Net income						2,656,868	2,656,868
Additional paid-in capital from shareholder							-
Distributions to shareholder						(881,666)	(881,666)
Balances, December 31, 2018	10	$10	48,990	$48,990	$7,550,000	$4,331,680	$11,930,680

The accompanying notes are an integral part of these financial statements

Sigma Financial Corporation
Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities	
Net income	$2,656,868
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	5,884
Loss on asset write off	4,693
Changes in assets and liabilities	
Increase in receivable from clearing broker	(37,380)
Decrease in commissions receivable	473,544
Increase in receivable from representatives	(4,500)
Increase in interest receivable	(32,197)
Increase in other receivables	(255,157)
Increase in receivable from affiliates	(89,633)
Increase in other assets	(538,550)
Decrease in commissions payable	(321,325)
Increase in management fees payable	47,502
Increase in accounts payable and other liabilities	46,015
Net cash provided by operating activities	1,955,764
Cash flows from financing activities	
Distributions paid to shareholder	(857,220)
Net increase in cash, restricted cash, and cash equivalents	1,098,544
Cash, restricted cash and cash equivalents, beginning of year	8,226,442
Cash, restricted cash and cash equivalents, end of year	$9,324,986
Supplemental disclosure of cash flow information	
Payment of prior year distribution payable	$2,338
Interest paid	$28,115
Distribution payable as of December 31, 2018 *	$26,784

* Distribution payable amounts are included in accounts payable and other liabilities on the statement of financial condition but excluded from the change in accounts payable and other liabilities.

The accompanying notes are an integral part of these financial statements

1. Summary of Significant Accounting Policies

Organization and Nature of Business

Sigma Financial Corporation (the "Company") is a registered broker-dealer subject to the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was incorporated under the laws of the State of Michigan in September 1983 and is wholly owned by Jerome S. Rydell ("Rydell").

The Company offers to its customers various investment products, including mutual funds, equity and fixed income securities, option contracts, variable life insurance policies, variable annuity contracts, fixed and index annuities, and alternative investments such as Internal Revenue Code §1031 exchange programs, real estate investment trusts, and oil and gas programs. The Company offers these products through independent contractor registered representatives who operate independent branch offices located throughout the United States of America and its territories.

The Company operates pursuant to Exchange Act Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii), clearing transactions on a fully disclosed basis through its clearing firm, National Financial Services LLC ("NFS"), and on an application-way basis with registered investment companies, insurance and annuity providers, and other product offerings. Customer accounts held directly at a product issuer for which the Company is listed as the broker-dealer of record are commonly referred to as application-way accounts, sometimes also known as "check and application," "direct application," and "subscription-way" accounts. The Company does not hold customer funds or safeguard customer securities.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Accounting Standards Update "ASU" No. 2016-02, *Leases, Topic 842* and subsequent updates No. 2018-01 and 2018-11 (together, Accounting Standards Codification Topic 842) supersedes Accounting Standards Codification ("ASC") Topic 840 *Leases,* and became effective for annual reporting periods beginning after December 15, 2018. ASC Topic 842 requires a modified retrospective approach to adoption for leases that exist or are entered into on or after the beginning of the earliest period in the financial statements. The Company will adopt this guidance effective as of January 1, 2019 using this approach.

After reviewing ASC Topic 842, the Company has determined that it does not have any lease assets or liabilities and that the accounting standard updates should not have an impact on the financial reporting of the Company, nor does the Company expect any significant financial statement impact in subsequent periods.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230): Restricted Cash* ("ASU 2016-18"), which provides guidance on the presentation of restricted cash and restricted cash equivalents on the statement of cash flows. ASU 2016-18 became effective for the Company as of January 1, 2018, with retrospective application. The Company maintains restricted cash deposits and cash segregated in a special bank account for the exclusive benefit of customers and reserve requirements under Rule 15c3-3 of the SEC. These accounts are shown as restricted cash and restricted cash equivalents on the statement of financial condition and is combined with cash, restricted cash, and cash equivalents on the statement of cash flows.

Cash, Cash Equivalents, and Restricted Cash
The Company's cash and cash equivalents consist of funds on deposit primarily in corporate checking accounts and money market funds at financial institutions (Note 5). Cash equivalents include assets easily convertible to cash with original maturities of less than 90 days. Money market funds are stated at cost, which approximates fair value.

Restricted cash and restricted cash equivalents represent amounts on deposit at financial institutions that are legally restricted due to contract terms with NFS, other financial institutions, or arising from applicable SEC rules and regulations. Included on the statement of financial condition is a restricted cash deposit for margin requirements at NFS in the amount of $75,000, cash balances on deposit with other financial institutions in the amount of $10,003, and $74 on deposit at a financial institution that are segregated for special bank accounts for the exclusive benefit of customers and reserve requirements under Exchange Rule 15c3-3.

Cash and cash equivalents	$ 9,239,909
Restricted cash	85,077
Total cash, restricted cash and cash equivalents shown in the statement of cash flows	$ 9,324,986

Commissions Receivable and Commissions Payable
Commission receivables represents the dealer concessions, including 12b-1 receivables, owed to the Company from registered investment companies, insurance and annuity companies, and other product offerings for the solicitation or sale of their investments and products to customers.

Commissions payable are the amounts owed to registered representatives of the Company for their services, sales commissions and 12b-1 fees earned related to customer transactions.

Receivable from Clearing Broker
Receivable from clearing broker is the net amounts owed from NFS to the Company for dealer concessions, markups on riskless securities transactions, customer account fees, and other charges. The receivable is recorded net of any related liabilities to the clearing firm on the accompanying statement of financial condition in accordance with Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("ASC") 210, *Balance Sheet Offsetting.*

Interest due to the Company from NFS is recorded in interest receivable.

Receivables from Representatives
Registered representative affiliation fees, commission charge backs, and other costs that are the responsibility of registered representatives are offset against amounts owed to registered

representatives for their commission payables. If the balance of the debits owed to the Company exceed the amount owed to the registered representative then the net balance owed to the Company is recorded as a receivable.

Registered representatives are responsible for their registration and licensing costs which are collected by the Company on their behalf and submitted to the FINRA Central Registration Depository. The amounts owed from the registered representatives that are not offset against their commissions for these registration and licensing costs are also included in receivables from representatives.

Other Receivables

Other receivables include amounts relating to sponsorship revenues, promissory notes ("Notes"), trade receivables and any receivables relating to errors and omissions insurance indemnification provisions for various costs associated with litigation or arbitrations brought against the Company.

The Company makes periodic Notes to associated persons. These Notes typically have stated interest rates above the prime rate and have maturities of five years or less. The terms of the Notes include provisions to accelerate the maturity date if the associated person ceases to be associated with the Company. Upon acceleration of the maturity the remaining principal balance and any accrued interest becomes due within 30 days and includes the right to offset any compensation owed to the associated person. As of December 31, 2018, the outstanding principal balance of the Notes was $412,845.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which range from 3 to 12 years. Maintenance and repairs of assets are expensed as incurred.

Fixed assets consisted of the following at December 31, 2018:

Office equipment	$325,055
Less: Accumulated depreciation	(310,718)
Fixed assets, net of accumulated depreciation	$14,337

Other Assets

Other assets consist of $936,506 in prepaid expenses for payments to the Central Registration Depository and other vendors for licensing and registration costs, national and regional conference deposits, unamortized cost for errors and omissions insurance policy(ies), surety bond, and financial institution bond premiums. Prepaid expenses are expensed as incurred or amortized using the straight-line method over the policy or contract period.

Under certain circumstances, the Company provides financial support to contracted registered representatives by executing forgivable loans or signing bonuses. The forgivable loans have contract terms that require the registered representative to remain registered with the Company for a stated period typically ranging from 3 to 5 years and may contain provisions requiring yearly minimum production requirements. A portion of the loan principal balance is forgiven monthly or annually on anniversary dates of the loan and upon the satisfaction of any production requirements. The Company realizes the economic benefit over the passage of time and amortizes the costs using the straight-line method over the stated period.

Signing bonuses that contain contract terms which require the registered representative to remain associated with the Company for a certain period are amortized using the straight-line method over the stated period. Agreements that do not contain term provisions are expensed when incurred.

If the terms of the agreement are breached by the registered representative, the registered representative is responsible for the repayment of any balances to the Company according to the terms of the agreement. For a forgivable loan the registered representative is required to make payment of the principal and accrued interest amounts outstanding as of the prior anniversary date. For a signing bonus, the registered representative may be liable for the entire amount of the signing bonus or a prorated amount based on the time remaining under the agreement.

As of December 31, 2018, the unamortized balances for forgivable loans and signing bonuses was $1,132,536 and $567,705, respectively, and is reflected in other assets.

Accounts Payable and Other Liabilities
Liabilities of the Company for general operating expenses owed to third parties, various states for assessments and shareholder withholdings (Note 2), loss contingencies (Note 4), and unearned revenues are presented in accounts payable and other liabilities in the statement of financial condition.

Unearned revenues are related to sponsorship revenues and errors and omission insurance premium payments from registered representatives for which the performance obligation has not been satisfied. Payments that are collected in advance are recognized when earned or over the life of the policy.

Fair Value Measurement
The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The assets and liabilities in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by FASB ASC 820, *Fair Value Measurement*, and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets, are as follows:

Level I — Unadjusted quoted prices in an active, accessible market to identical assets or liabilities.

Level II — Other inputs that are directly or indirectly observable in the marketplace. There are no financial assets or liabilities classified as Level II.

Level III — Unobservable inputs which are supported by little or no market activity. There are no financial assets or liabilities classified as Level III.

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, and accounts payable. The carrying values of these financial instruments approximate fair value because of the short-term nature of these instruments.

Revenue Recognition
The Company adopted FASB Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers, Topic 606* and subsequent updates on January 1, 2018 using the modified retrospective method, applied prospectively effective January 1, 2018 without revisions to prior

periods. The Company has identified its revenues that are within the scope of ASC Topic 606 and determined there is no material impact as a result of adopting ASC Topic 606. Consequently, no cumulative adjustments were recorded to retained earnings.

The Company entered into a Fully Disclosed Clearing Agreement ("Clearing Agreement") with NFS on August 4, 2011. The Company also has entered into various contracts ("Distribution Agreements") with life insurance companies, registered investment companies, and other investment providers. The Distribution Agreements and Clearing Agreement specify the terms and responsibilities of each party and commonly provide for certain indemnifications to the parties (Note 6). Distribution Agreements also include compensation schedules that disclose the compensation to be paid to the Company in return for the solicitation, distribution, and marketing of the investment provider's products and/or services.

Commissions
Commission revenues are generated by the sale of investments, life insurance and annuity products, as well as 12b-1 fees from customer security positions by the Company's registered representatives. The Company conducts transactions on a fully disclosed basis through its clearing firm or by effecting transactions on an application-way basis with product providers.

Revenues derived from customer sale transactions are recognized at the point of sale when the Company's performance obligation is satisfied or the trade date. For transactions involving the issuance of variable and traditional life insurance policies or variable and traditional annuity contracts the performance obligation is satisfied when the insurance company accepts the completed application from the customer. Subsequent point of sale transactions in variable insurance and variable annuity securities occurs on the trade date and commission revenues are recognized accordingly. Insurance policies and annuity contracts are also subject to a free look provision which grants the customer a certain number of days after receiving the policy or contract to terminate the policy or contract and receive a penalty-free refund of the premiums paid. The free look provision typically contains terms ranging from 10 to 30 days for the customer to exercise the provision. The Company does not expect that a customer will exercise the free look provision and considers the likelihood to be remote as it occurs in a very small percentage of sales. Also due to the short term timing and likelihood of significant impact to the financial statements, the Company therefore considers the performance obligation satisfied at the point of sale.

Point of sale transactions for registered investment company shares, equity and debt securities listed on an exchange or over the counter, alternative investments, municipal securities, and other investments which includes transactions for option contracts occurs when the Company satisfies its performance obligation at the time the trade or sale is filled, or on the trade date.

The amount of commission revenues earned and the transaction price for point of sale transactions, are determined as a percentage of the sale amount and vary depending on the type of investment, commission break-points, and selected share class and/or investment options. The commission percentage is agreed upon between the Company and the product provider through Distribution and Marketing Agreements for application-way sale transactions. For customer securities transactions executed through the clearing firm, the amount of the commission or dealer concession for the transaction is determined by the applicable commission rate or mark-up charged to the customer by the Company.

The Company recognizes clearing and execution costs associated with point of sale transactions that are transacted with the clearing firm. The clearing firm assesses the costs to the Company in accordance with the agreed upon pricing in the Clearing Agreement and the Company recognizes the expense when the performance obligation is satisfied which is included in clearing and brokerage expenses.

The Company also receives commissions in the form of 12b-1 fees on. These fees are earned in accordance with the requirements of Rule 12b-1 under the Investment Company Act of 1940, typically for the distribution, marketing of the securities and servicing customer accounts. The 12b-1 fees are earned over time and are determined as a percentage of the customer's average net assets in the security or investment. This variable consideration is constrained until the market value of the security or investment is determinable.

Total commission revenues disaggregated by investment product category for 2018 were as follows:

Mutual funds and 12b-1	$20,788,798
Variable life and annuity commissions and 12b-1	31,171,150
Life, annuity, and index annuity	8,029,107
Equity securities	2,762,659
Fixed income securities	460,848
Municipal securities and 529 plans	1,146,655
Alternative investment securities	2,141,378
Other	610,092
	$67,110,687

Account Fees and Other Charges
Account fees and other charges in the statement of income are fees and other revenues earned from the Company's relationship with the clearing firm that are unrelated to customer trade executions and interest sharing agreements. These revenues are derived from direct customer account charges and other non-customer transactions. Revenues from direct customer account fees for mailing and shipping, account inactivity fees, and other account service charges are earned when the services are provided or when assessed to the customer.

Representative Fees
Representative fees consist of monthly fixed amounts charged to registered representatives for being affiliated with the Company. The fees cover various costs and services the Company provides to registered representatives such as portfolio analysis, technology support, and the handling of errors and omissions insurance premiums. The registered representatives agree to the fees along with other expenses, indemnifications, and the requirements for being associated with the Company. The revenues from the representative fees are recognized on an ongoing monthly basis as long as the registered representative remains registered with the Company. In limited circumstances a registered representative who is also an investment adviser representative ("IAR") with Sigma Planning Corporation ("SPC"), an investment adviser registered with the SEC and related party, may elect to have the ongoing representative fees charged to their earnings with SPC. Such arrangements are very limited and the revenues are recognized by SPC.

Interest
The Company earns interest on its cash balances on deposit with financial institutions (Note 5) and from revenue sharing agreements. A majority of the interest income is earned on customer deposits in customer cash sweep options at NFS. NFS credits the Company interest as agreed upon in the Clearing Agreement in which the Company is credited with a percentage of the interest that NFS earns on certain deposits, fully paid lending services and margin borrowings of customers introduced by the Company.

Sponsorship Revenues
Sponsorship revenues are earned by providing investment product companies the opportunity to market their services and products to the Company's registered representatives. The sponsor participants are provided direct marketing to the Company's registered representatives and can also attend conferences and seminars that are hosted by the Company, SPC, and Parkland Securities, LLC ("Parkland") a broker dealer registered with the SEC. SPC and Parkland are both related parties. The Company offers multiple levels of marketing arrangements with each level providing different benefits to the participants for the calendar year. A majority of the marketing arrangements are for a fixed amount per calendar year which are further characterized by different levels of benefits. Some participants elect a variable rate marketing agreement which is based upon a percentage of current year sales with a minimum cost commitment. The benefits to the participants of the marketing agreement are realized throughout the year as the Company's obligations are completed. The Company recognizes the revenues on a monthly basis over the contract period or on a quarterly basis the case of variable commitments. Sponsorship payments received in advance of being earned are recorded as unearned revenues and subsequently recognized as revenue when the performance obligation is met. Unearned revenue balances as of January 1, 2018 and December 31, 2018 consisted of $10,000 and $10,000, respectively, of which the Company recognized the $10,000 of prior year unearned revenues in 2018.

Other Revenues
Other revenues include $145,945 for license and registration processing fees for registered representatives, $431,701 for software and subscription revenues charged to registered representatives, $13,862 for various other revenues the Company earns in the normal course of business. Other revenues derived from these sources are controlled through the Associated Person Agreement at the then prevailing rates. Revenues are recognized for registration services when the process is completed by the Company and on a monthly basis for subscription services.

Also included in other revenues is $1,112,435 for cost reimbursements from errors and omissions insurance claims and proceeds received for claims against third parties.

The balances for assets and liabilities related to contracts with customers as of January 1, 2018 and December 31, 2018 were as follow:

Contract Receivable	January 1, 2018	December 31, 2018
Commissions receivable net of related clearing expenses	$3,879,959	$3,448,954
Receivable for account fees and other charges	83,605	78,446
Receivable from representatives	132,136	136,636
Interest receivable	38,461	70,658
Receivable for sponsorship revenues	31,234	51,671
	$4,165,395	$3,786,365

Expenses

Commission expense is the amount that is due to registered representatives for their commissions earned on customer securities transactions, insurance contracts, and 12b-1 fees. The commission expense is calculated using a commission rate percentage multiplied by the qualifying dealer concessions or applicable commission revenues. The commission rate percentage varies for each registered representative according to the agreed upon terms in the Associated Persons Agreement or other agreements. The Company accrues the commission expense when incurred in accordance with its revenues recognition policies for commission revenues.

Management fee expenses are costs incurred from the Company's relationship with B/D Ops, LLC ("BD Ops"), a related party, for services provided to the Company (Note 3).

The Company incurs insurance expenses related to errors and omissions policy(ies), fidelity bonds and other various insurance expenses. A majority of insurance expense in the statement of income is from errors and omissions insurance policy coverage which is procured annually. The costs for insurance-related premiums are amortized and expensed over the policy period.

Litigation and legal fees are expenses associated with arbitrations, mediations, litigation, and complaints that are brought against the Company by customers. These expenses relating to customer claims include arbitration filing fees, court filing fees, expert witness costs, attorney fees, estimates for losses, and actual losses (Note 4). Also included are expenses for general attorney fees for consulting services, industry research, and other engagements.

Regulatory and licensing expenses are amounts assessed to the Company by FINRA, state regulatory agencies, and the Securities Investor Protection Corporation for dues and costs associated with the securities industry.

Clearing and brokerage expenses are incurred for non-trade related transactions and trade execution services that are provided by NFS. Transactions not related to trade execution services that NFS provides to the Company include account maintenance, customer account custodial services, trade confirmations, and account statements. Technology and postage-related expenses charged to the Company by NFS are recorded in computer support and software expenses and other expenses, respectively.

The Company utilizes numerous software programs and related systems that are included in computer support and software. Various systems and related software are used by the Company and/or registered representatives for financial planning, asset allocation, customer account servicing, record-keeping, and compliance. The Company continuously assesses the technology requirements of its operations along with innovations in the financial industry. When implementing new technology systems or changes to existing ones, the cost of purchasing, subscribing to, implementing, and development can have a material impact on the financial statements. During the evaluation and planning process, management considers the benefits and ways to mitigate the financial impact to the Company.

Other expenses in the statement of income include interest expense of $28,054 and expenses related to accounting, bad debt expenses, bank service charges, conferences, consultants not related to litigation or legal matters, postage and freight, depreciation, amortized costs related to forgivable loans and signing bonuses for registered representatives, state assessments and fees for doing

business in those states, and other expenses incurred in the normal course of business. Also included in other expenses are advertising costs of $129,238 which are expensed when incurred.

Income Taxes
The Company is organized and taxable under the applicable provisions of the Internal Revenue Code as an S Corporation. Under such provisions, the Company is not subject to federal income tax. The Company's stockholder is liable for the taxes, if any, on his distributive share of income.

FASB ASC 740, *Income Taxes,* requires the Company to evaluate any tax positions taken or expected to be taken in preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Any tax positions that do not meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2018, management has determined there are no material uncertain income tax positions.

2. Stockholder's Equity

The Company made periodic distributions to its stockholder during 2018 in the aggregate amount of $881,666 based on the cash balances, net capital, and net income of the Company. Distributions are recognized when declared and included in the statement of changes in stockholder's equity.

Certain states require flow-through withholding of the shareholder's distributive income due to the S-Corporation election. The Company makes payment to those states on behalf of the shareholder in addition to any composite tax returns that the Company has elected to file. Of the aggregate amount of distributions to stockholders, included are distributions totaling $97,905 that were recorded for shareholder withholdings. As of December 31, 2018, $26,784 was payable and recorded in accounts payable and other liabilities in the statement of financial condition.

3. Related Party Transactions

The Company receives various services such as personnel including management, the use of telecommunications, office space, systems and equipment, and other general and administrative support from BD Ops, a company owned by Rydell and a trust under the control of Rydell.

BD Ops has separate written management services agreements with the Company, Parkland, and SPC, all of which are related parties by common ownership. Under the agreement between BD Ops and the Company, BD Ops provides services to the Company and in return the Company pays a management fee expense to BD Ops for the services rendered.

The total management expenses earned by BD Ops are allocated among the Company, Parkland, and SPC based on their pro-rata share of their combined cash receipts from dealer concessions, advisory and consulting revenues and their prorate share of their combined number of registered representatives and investment adviser representatives. For the year ended December 31, 2018, the Company recorded management expenses of $5,901,508 in the statement of income and as of December 31, 2018, the Company accrued $190,110 due to BD Ops in accordance with the management agreement.

SPC and BD Ops were subject to a Base Security Agreement with Sammons Securities, Inc. ("SSI") in which SPC and BD Ops were pledged as collateral to secure the payment and performance for a loan from SSI to Rydell. The loan was entered into by the parties using a promissory note to allow financing of the sale of Parkland from SSI to Rydell and a trust under the control of Rydell. In the event of a default or acceleration of the indebtedness and if not cured within the applicable cure or grace period, SSI possessed the right to the collateral. As of July 31, 2018, the promissory note was paid-in-full and the securitization has been released by SSI.

4. Commitments and Contingencies

The Company is subject to litigation, arbitrations, mediations, and regulatory actions in the ordinary course of its business. The Company has seven pending arbitration claims that have been filed against the Company for alleged damages of approximately $3,200,000 in the aggregate. The Company also has three claims brought against by current or former registered representatives for expungement of FINRA disclosures.

Management, with the assistance of legal counsel evaluates the claims on an ongoing basis as information becomes available. In accordance with FASB ASC 450, *Loss Contingencies*, the Company recorded a liability in connection with claims where it is probable a loss will be incurred and where a reasonable estimate of that loss could be made.

For claims where a reasonable estimate of loss could not be made due to the uncertainty of the outcome of litigation or arbitration, the Company has not recorded a liability due to its inability to make a reasonable estimate of loss in accordance with FASB ASC 450. The Company has nonetheless recorded an estimate for the defense costs of such claims. Further, these claims in which a reasonable estimate of loss could not be made due to the uncertainty of the outcome of litigation or arbitration may nonetheless be material.

The Company has been involved in an enforcement investigation with FINRA since 2016 regarding the supervision of the sale and distribution of leveraged and inverse exchange traded funds. During this time frame, FINRA has made several document and information requests with which the Company has cooperated with. On October 16, 2018, management received information from FINRA regarding potential the settlement of this potential enforcement action. After considering the facts, legal defenses, and strategies, as well as the costs associated with any defense, on November 30, 2018, the Company's management elected to agree in principle to the terms of a proposed acceptance, waiver, and consent with FINRA which includes a financial penalty of $100,000. The Company has therefore recorded a loss in the amount of $100,000.

As of December 31, 2018, the Company has recorded a loss contingency of $557,519 in accounts payable and other liabilities for potential losses and costs associated with the defense of these customer claims and for the acceptance, waiver and consent with FINRA. The amount of the loss contingency is included in litigation and legal fees in the statement of income.

For unasserted claims that may occur against the Company, an estimate of loss cannot be reasonably made and none have been recorded.

On September 23, 2015, the Company filed a complaint in the United States District Court, Central District of California, Southern Division against one of the Company's errors and omissions insurers and three insurance brokers relating to a coverage dispute. The dispute arises from the Company's

claims based, excess coverage, errors and omissions policy that was purchased in 2012 and for which the insurer denied customer claims relating to certain arbitrations brought against the Company. The Company is seeking damages of over $1,000,000 for indemnification and litigation costs incurred and paid by the Company in connection with the customer claims that have all been resolved. During 2018, the Company has entered into a settlement agreement to resolve the dispute and dismissed its claims against all of the defendants.

5. Concentrations of Credit Risk

The Company maintains a majority of its cash balances in several accounts at NFS as well as two financial institutions located in Michigan and Ohio. The balances with the financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2018, the Company had uninsured cash balances of $5,408,724 with the financial institutions.

The cash balances with NFS and other financial institutions are also not covered by the FDIC and the uninsured amounts are $3,513,897 as of December 31, 2018.

6. Guarantees and Indemnification

FASB ASC 460, *Guarantees*, requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties.

Pursuant to the Clearing Agreement, NFS has the right to seek reimbursement from the Company for certain losses, account debit balances and margin requirements that may result from customer transactions if the customer does not cover such losses, outstanding amounts due, or satisfy margin requirements. The Company's policy is to minimize the related off-balance-sheet risk and exposure through the use of a variety of exposure reporting and control procedures.

For application-way customer transactions, the Company has entered into Distribution Agreements with registered investment companies, insurance companies, and other investment providers. The Distribution Agreements commonly include indemnification provisions against the Company for certain losses incurred by the parties as a result of certain actions, breaches, errors, or omissions by the Company or its registered representatives.

The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company which have not yet occurred. However, based on its prior experience, the Company expects the risk of a material loss to be remote. As of December 31, 2018, there has not been a material reimbursement request received or outstanding.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $250,000 or 6⅔ percent of aggregate indebtedness, whichever is greater, as these terms are defined in Rule 15c3-1. The Rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $8,004,343 an amount $7,720,944 in

excess of its required net capital of $283,399. The Company's ratio of aggregate indebtedness to net capital was .53 to 1.

The Company claims exemption from the reserves and custody requirements of Exchange Act Rule 15c3-3 pursuant to section (k)(2)(i) and (k)(2)(ii) thereof. The Company introduces its customers' accounts and acts as a finder agent in the sale of general securities and mutual funds. Customer transactions are cleared through other broker-dealers on a fully disclosed basis and the Company does not hold customer funds or safeguard customer securities.

8. Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through the date these financial statements were issued.

Sigma Financial Corporation
Computation of Net Capital Under Rule 15c3-1 of the *Securities and Exchange Commission*
December 31, 2018

Schedule I

Net capital		
Total stockholder's equity qualified for net capital		$11,930,680
Deductions and/or charges		
Total non-allowable assets		
Commission receivable		489,127
Representative fees receivable		136,636
Other receivable		553,303
Receivable from affiliates		95,100
Fixed assets		14,337
Other assets		2,636,748
Total non-allowable assets		3,925,251
Other deductions and/or charges		-
Net capital before haircuts		8,005,429
Haircuts on other securities		1,086
Net capital		8,004,343
Aggregate indebtedness		$4,250,983
Computation of basic net capital requirements		
Pursuant to SEC Rule 15c3-1		
Minimum net capital required (6 2/3% of aggregate indebtedness)	(A)	$283,399
Minimum dollar net capital requirement	(B)	250,000
Net capital requirement (greater of (A) or (B))		283,399
Excess net capital (net capital, less net capital requirement)		$7,720,944
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement		$7,579,245
Ratio of aggregate indebtedness to net capital		.53 to 1

There are no material differences between the computation above and the computation included in the corresponding unaudited FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2018.

Sigma Financial Corporation
Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018 **Schedule II**

The Company claims exemption under section (k)(2)(i) and (k)(2)(ii) of the Exchange Act Rule 15c3-3.

SIGMA
Financial Corporation
Member FINRA/SIPC

Exemption Report
For Year Ended December 31, 2018

We as members of management of Sigma Financial Corporation (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii), and

2. We met the identified exemption provisions throughout the period from January 1, 2018 to December 31, 2018, except as follows whereby certain customer checks were not transmitted by noon of the next business day following receipt.

   In 251 instances customer checks were received at our branch offices, mailed to our Office of Supervisory Jurisdiction ("OSJ") for review and processing, and thereafter transmitted to our clearing firm no later than next business day following receipt at the OSJ, but later than noon of the next business day following the initial receipt in our branch offices. These exceptions are due to the two-business-day delay involved in sending customer checks from our branch offices to the OSJ via postal mail or courier service. Second, we identified 125 checks that inadvertently were not transmitted by noon of the next business day following receipt. The following is a month-by-month breakdown of these exceptions by percentage:

Month	Number of Checks	Percentage
January	37	9.84%
February	24	6.38%
March	40	10.64%
April	43	11.44%
May	20	5.32%
June	40	10.64%
July	55	14.63%
August	27	7.18%
September	20	5.32%
October	28	7.45%
November	16	4.26%
December	26	6.91%
	376	100.00%

Sigma Financial Corporation

[signature]
Brandon Rydell
Chief Financial Officer

2/27/19
Date

300 Parkland Plaza • Ann Arbor, MI 48103
Phone: 888-744-6264 • Fax: 734-663-0213 • www.sigmafinancial.com

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Sigma Financial Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Sigma Financial Corporation (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraphs (k)(2)(i) and (k)(2)(ii) (the exemption provisions) and (b) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Chicago, Illinois
February 28, 2019